SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 2)

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, WA 98104 (206) 883-2500	Martin W. Korman, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Omniture, Inc., a Delaware corporation (“Omniture”), relating to the offer (the “Offer”) by Snowbird Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Omniture, at a purchase price of $21.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

The sixth through ninth paragraphs of the section of Item 8 captioned “Antitrust” are hereby amended and restated as follows:

Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. On October 5, 2009, the FTC granted early termination of the mandatory waiting period under the HSR Act applicable to the Offer.

Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.  The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer.

Applicable German law provides that Parent and the Company are required to file a joint notification with the German Federal Cartel Office, and that the acquisition of Shares under the Offer may not be consummated until a waiting period of up to one (1) month after receipt of such notification has expired. Within such 1-month period the German Federal Cartel Office may request additional information, and could further extend the waiting period. Parent and the Company filed their notification with the German Federal Cartel Office on September 18, 2009.

Item 9.  Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit Number	Description
(e)(28)	Frequently Asked Questions Regarding Treatment of Employee Equity Awards of Omniture, Inc. dated October 5, 2009

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNITURE, INC.

By:	/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

Dated: October 6, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(e)(28)	Frequently Asked Questions Regarding Treatment of Employee Equity Awards of Omniture, Inc. dated October 5, 2009